June 5, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File Number: 001-11356

Dear Mr. Rosenberg:

On behalf of Radian Group Inc., I respectfully provide our responses to each of the comments in your letter dated May 1, 2009. For your convenience, the text of each of your comments is reproduced below before the applicable response. References in this letter to “we,” “us,” “our,” or “ours,” refer to Radian Group Inc. and its consolidated subsidiaries.

1.	In our April 28, 2009 telephone conference, we clarified certain points related to the third paragraph of prior comment five. We also noted that we had further follow-up questions related to your response. You stated that you are evaluating whether it is appropriate to revise your valuation method assumptions to preclude recognition of a derivative asset where CDS contract termination rights have been triggered. Please tell us the outcome of your evaluation. Please also explain in more detail how you determined that the $40.8 million derivative asset relating to CDS contracts where termination rights had been triggered was not material to your financial statements for the quarter ended September 30, 2008.

Response: As noted in our response to prior comment five, we believe that our fair value methodology, including as we applied it before the first quarter of 2009, is consistent with the principles of FAS 157. In accordance with FAS 157, we assume an orderly transaction for transfer of our contracts in estimating the exit value. As described in our disclosures, we have no observed exit prices (or entry prices) in our market and therefore have assumed a hypothetical market using assumptions we believe are consistent with those that a market participant would use in an orderly transaction. We do not believe that an orderly transaction for purposes of our assumed hypothetical exit market requires that all inputs and assumptions utilized for estimating fair value be adjusted to assume an active market when such a market does not exist. FAS 157 does not require the determination of fair value in an active market, but requires the determination of fair value under current market conditions, which can be either active or inactive.

We do, however, acknowledge that our assumption that our counterparties will not exercise their termination rights immediately, but at some time in the future, is subjective and is not able to be validated with current observed market trades. We also recognize that another possible assumption is that a market participant would ascribe no value to the future potential premiums because of the existence of the termination right. As such, beginning with our valuations as of March 31, 2009, we have prospectively modified our valuation assumptions to cap at $0 the value of those derivative instruments where the contract termination rights have been triggered. On page 70 of our March 31, 2009 Form 10-Q we state: “In these circumstances, we also cap the total estimated fair value of the contracts at zero, such that none of the contracts subject to immediate termination are in a derivative asset position.”

We believe that our prior assumption was acceptable in the context of our overall fair value model. However, in order to assess whether this modification to the valuation assumption would have had a material impact on our overall fair value estimates and our financial statements for the quarter ended September 30, 2008, we evaluated the impact of a $40.8 million hypothetical change as of September 30, 2008 as set forth below and concluded that such a change would not be material.

In order to evaluate materiality, we examined the impact of this hypothetical change in assumption in the context of recent trends in our results of operations and our gains and losses related to changes in fair value of derivative instruments. The following table and chart reflect our trends in pretax income (loss), net income (loss) and changes in the fair value of derivative instruments for each quarter in 2008 and for the year ended December 31, 2008. As demonstrated in this table and the chart below, we experienced significant volatility during 2008.

($ in millions)	3-31-08	6-30-08	9-30-08	12-31-08	YTD 2008
Pretax income (loss)	$284.6	$(601.2)	$26.4	$(384.0)	$(674.1)
Net income (loss)	$195.6	$(392.5)	$36.7	$(250.4)	$(410.6)
Change in fair value of derivative instruments – gain (loss)	$707.8	$56.3	$164.8	$(217.9)	$710.9
Derivative assets	$232.7	$251.0	$171.1	$179.5	$179.5
Derivative liabilities	$(470.7)	$(657.4)	$(343.3)	$(519.3)	$(519.3)

Presented in the chart below are our pretax income (loss), net income (loss) and change in fair value of derivative instruments for each quarter of 2008, including an analysis of our third quarter 2008 results as adjusted for the hypothetical change in assumption of $40.8 million.

Although we typically do not assess materiality for changes in estimates[1] (since they are prospectively applied to our fair value estimates) we considered materiality for this item as requested by the Staff, using both the rollover method and the iron curtain method as defined in SAB No. 99 and SAB No. 108 for the period ending September 30, 2008, the results of which are presented below.

The aggregate impact of previously identified errors under either the rollover or iron curtain method, not related to this modification in our valuation assumption, is insignificant. Accordingly, the analysis below focuses only on the impact of this one hypothetical adjustment.

[1]

Paragraph 20 of FAS 157 states, in part: “Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154, Accounting Changes and Error Corrections, paragraph 19).”

The following reflects actual results and the hypothetical impact of adopting this assumption for the three-month period ending September 30, 2008:

($ in millions)	As Reported	Change in Assumption	As Adjusted
Quarter Ended September 30, 2008
Pretax income (loss)	$26.3	$(40.8)	$(14.5)
Net income (loss)	$36.6	$(26.5)	$10.1
Change in fair value of derivative instruments gain (loss)	$164.8	$(40.8)	$124.0
Derivative assets	$171.1	$(40.8)	$130.3
Total assets	$8,046.2	$(40.8)	$8,005.4

During 2008, the pretax and net results of operations and the changes in fair value of derivative instruments were very volatile due to the economic conditions and nature of our financial instruments recorded at fair value. Our evaluation of materiality under both methodologies considers not only quantitative factors but many qualitative factors as well.

Management has concluded that the hypothetical change in assumption would not have been material to our financial statements for the third quarter of 2008 based on the following factors:

•

Because our results were close to breakeven, the hypothetical change in estimate may appear to be quantitatively significant relative to our reported results of operations for the third quarter of 2008. However, if the hypothetical change in estimate had been recorded in the third quarter of 2008, we still would have had net income for the quarter. In addition, in the context of the significant volatility in reported results throughout 2008, the impact is not significant.

•

Management does not believe that this change in estimate would impact any analysts’ expectations for the company given the nature of the item (see next bullet point below), particularly given its lack of impact on quarterly trends as noted in the chart above.

•

The assumption in question is just one of many affecting our fair value estimates. This valuation and other assumptions reflect many significant judgments and inherently cannot be precisely estimated. In addition, the estimated fair value of our credit derivatives primarily represents unrealized gains and losses and is generally not included in ratings agencies’ estimates of our results of operations or, we believe, in our investors’ expectations. The hypothetical change in assumption does not represent an insured credit event and has not had, nor is expected to have, an impact on cash or liquidity prior to or after September 30, 2008.

•	This change in estimate also would not impact our statutory capital, which is a critical measure utilized by our regulators and evaluated by investors.

•	As indicated throughout our Form 10-Q for the quarter ended September 30, 2008 and 2008 Form 10-K, we provide significant disclosures regarding the assumptions used in our fair value estimates and the volatility associated with the fair value estimates of our derivative instruments.

Therefore, we believe the value associated with this hypothetical change in assumption would not be considered important to a reasonable investor, especially considering that no counterparty to contracts with triggered termination rights have exercised these rights. Management believes that even if the change in assumption had been made as of September 30, 2008 (related to the valuation of those derivative instruments where the counterparty had the right to terminate), the impact to the third quarter 2008 financial statements would not be material.

2.	If you continue to believe that recognition of a derivative asset is appropriate, please address the following points:

•	The reason a market participant purchaser of your CDS contracts would assume that no terminations will occur.

•	The reason that your assumption that customers cannot obtain replacement protection in an inactive market is consistent with your assumption that you can transfer the contract in an inactive market.

•

If, as you have asserted, the customer cannot obtain replacement protection in the current market, the reason that the fair premium is not equal to the contractual premium. Refer to the third paragraph of our letter dated March 24, 2009.

•	Clarify why the derivative asset balance does not include other intangible assets similar to those discussed in SAB 109

Response: As noted in our response to comment one above and in our response to prior comment five, we believe that our fair value methodology, including as applied prior to the first quarter of 2009, is consistent with the principles of FAS 157. However, we disclosed in our March 31, 2009 Form 10-Q that we have modified our valuation assumptions to cap at $0 the value of those derivative instruments where the contract termination rights have been triggered.

3.	Please refer to prior comment seven. We do not understand why a change from a credit spread valuation approach to a discounted cash flow valuation approach yields materially different fair value estimates. The disclosure on page 99 of your September 30, 2008 Form 10-Q indicates that the fair value estimate for a large RMBS CDO derivative transaction determined under your credit spread valuation approach differs from your fair value estimate under a discounted cash flow approach largely because you used different duration assumptions under each approach.

Response: The duration was different in our September 30, 2008 fair value estimate not because of an inherent difference in the two methodologies, but because of significant deterioration in the credit risk of the transaction that occurred during the third quarter of 2008. In general, RMBS transactions are subject to extension risk, in that slower than expected repayments in the underlying collateral – whether caused by decreased prepayments or increased losses – lengthens the expected maturity of the RMBS security. During the third quarter of 2008, coincident with credit deterioration of the transaction, we first developed an expectation of losses, which significantly lengthened the expected duration of the transaction. As explained in our response letter dated April 3, 2009, and as further clarified below, our fair value estimate assumed an expectation of no credit losses as of June 30, 2008, and therefore, the expected duration of the transaction (and similar transactions guaranteed by us and generally in the sector) was relatively short.

In evaluating how best to estimate fair value, we considered paragraph 20 of FAS 157 which states, in part: “Valuation techniques used to measure fair value shall be consistently applied. However, a change in a valuation technique or its application (for example, a change in its weighting when multiple valuation techniques are used) is appropriate if the change results in a measurement that is equally or more representative of fair value in the circumstances. That might be the case if, for example, new markets develop, new information becomes available, information previously used is no longer available, or valuation techniques improve.” During the third quarter of 2008, our insured tranche of this transaction was downgraded from AA- to B+, and at September 30, 2008, our loss analysis for the transaction showed expected losses resulting in claim payments by us. This change in credit performance, which resulted in a new expected duration, drove a significant increase in our gross expected claim payment and a significant reduction in our fair value liability due to a larger non-performance risk adjustment for this credit as explained in our September 30, 2008 Form 10-Q disclosures.

More specifically, the disclosure states that you used the index-implied credit loss duration as the duration assumption for your credit spread valuation approach. We understand that the index-implied duration may differ from the duration appropriate for your contracts because of different settlement methods; namely the index incorporates a collateral posting requirement that does not exist under your contracts. However, your disclosure on page 97 indicates that your credit spread valuation approach gives effect to differences in settlement methods through your non-performance risk adjustment. Please help us understand how the disclosure on page 99 that states you used an index-implied duration assumption reconciles to the disclosure on page 97 that suggests that the index implied duration is adjusted through your nonperformance risk adjustment.

Response: The index-implied duration generally does not differ materially from the duration of our contracts. We use indices as inputs to our fair value estimates when our transaction(s) are not considered substantially different from the index, and in those instances, we would expect the index-implied duration to be similar to the duration of our transaction(s). For this transaction, in particular, it was our conclusion that a typical market participant would have determined (at June 30, 2008 and during the period in which we utilized the index for purposes of estimating fair value) that the index-implied duration did not significantly differ from the duration of this transaction. Our non-performance risk adjustment does not adjust the index-implied duration; it is an adjustment that is calculated based on an assumed duration for the transaction. Therefore, the duration was an input to the fair value determined for a typical market participant and was used in deriving our non-performance risk adjustment in our June 30, 2008 valuation for this transaction.

Also, please explain why a change from a credit spread valuation approach to a discounted cash flow valuation approach yields materially different fair value estimates if in fact the credit spread valuation approach is appropriately capturing increasing probabilities of default and the effects of differing settlement methods.

Response: As discussed above, it was not the change in approach but the significant credit deterioration that caused a change in the assumed duration, which was the primary driver in the different fair values. As of June 30, 2008, while the credit spread valuation approach implied a significant market value liability, our analysis and judgment did not result in an expectation of credit losses and the assumed duration was determined to be relatively short at that time.

4.	Please propose revisions to the disclosure that you provided on page 156 of your December 31, 2008 Form 10-K that clarifies the triggering event under your accounting policy for changing from credit spread valuation model to a discounted cash flow valuation model. We note that both models require you to estimate expected losses.

Response: We propose including the following disclosure in our future Form 10-Q and Form 10-K filings:

When one of our transactions appears to develop characteristics that distinguish it from the characteristics of transactions that underlie the relevant index we are using, and we have cash flow projections that we believe would represent the view of a typical market participant, we believe it is preferable to change from a credit spread valuation model to a discounted cash flow model. This change in approach is generally prompted by some change in the credit profile, which could lead to a materially different fair value.

5.	Please refer to the disclosure on page 215 of your December 31, 2008 Form 10-K, regarding the trusts associated with the purchased put options on your preferred stock that were not evaluated for consolidation under FIN 46 (R) because you believe they are qualifying SPEs. Please analyze for us why these trusts meet all of the conditions in SFAS 140, paragraph 35 to be a qualifying SPE. Additionally, please tell us whether an analysis under FIN 46 (R) would have required you to consolidate the trusts and the basis for your conclusion. Please ensure your SFAS 140 analysis addresses the following points:

•

SFAS 140, paragraph 35 (c) (1) indicates a QSPE may only hold financial assets transferred to it that are passive in nature. In this case it appears that the financial assets held arose from investing assets received from issuing the beneficial interests in the trust and were not “transferred to it.” That is, it appears that the trusts were not utilized for the transfer of assets from a transferor pursuant to SFAS 140.

•

SFAS 140, paragraph 35 (c) (3), as explained in paragraphs 39 and 40, indicates that a derivative financial instrument (the put) pertains to beneficial interests issued only if it has characteristics that relate to and partly or fully but not excessively counteract some risk associated with those beneficial interests. It appears that the put written by the trusts adds risk to other beneficial interest holders besides Radian. If true, the put would not appear to “relate to and counteract” some risk of those other beneficial interests.

Response: In our 2008 Form 10-K disclosures, as part of newly required disclosures related to SPEs, we identified the entities which issued the Committed Preferred Securities (“CPS”) as qualified special purpose entities (“QSPEs”). As described further below, we have re-evaluated that conclusion and determined that the trusts did not meet all of the requirements under FAS 140 for QSPE status. This change does not impact the accounting treatment, as our conclusion, as noted below, was that we would not be the primary beneficiary under the FIN 46(R) framework, and therefore, would not be required to consolidate these trusts.

Our previous characterization of the trusts as QSPEs in our 2008 Form 10-K was based in part on their being distinct entities with significantly limited activities, all of which were specified in the initial legal documents which created the trusts. In addition to providing the commitment to purchase preferred securities from Radian Asset Securities Inc. (“RASI”), the narrowly defined scope of the permitted activities of the trusts allowed for investment only in specified eligible, passive assets as defined in the agreements, and called for the trusts to distribute the resulting income to beneficial interest holders as detailed in the agreements.

In re-evaluating the structure and terms of the agreements related to these entities, we have concluded that although the trusts meet some of the conditions necessary for QSPE status, they do not meet all of the requirements. Specifically, based on documents currently available to us, it is unclear whether the initial portfolios of assets were transferred into the trusts at inception from a transferor as required by FAS 140. In addition, we reconsidered whether the put options written by the trusts meet all of the characteristics of an eligible passive derivative instrument as defined in FAS 140, paragraph 40. The component of the put options written by the trusts which relates to RASI’s preferred stock created additional risk by exposing the trusts, thereby the beneficial interest holders, to the credit risk associated with RASI’s preferred stock. Therefore, we believe the written put options would not meet the criteria in FAS 140, paragraph 40 (c) that the derivative “relate to, and partly or fully but not excessively counteract, some risk associated with those beneficial interests or transferred assets.” Our re-evaluation included other QSPEs in which we have involvement, and we have concluded that no change in accounting treatment is required for these other QSPEs.

We also evaluated the trusts for consolidation under FIN 46(R). In order to determine whether consolidation of the trusts is necessary in accordance with FIN 46(R), we considered FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 specifies that “the variability to be considered in applying FIN 46(R) shall be based on an analysis of the design of the entity.” The trusts were created primarily as an investment vehicle for debt holders to be exposed to credit and interest rate risk, in exchange for a return on their investments. The entities are exposed to credit risk associated with the issuers of the portfolio investments, credit risk associated with RASI preferred stock and interest rate risk associated with the yield on these investments.

In accordance with FSP FIN 46(R)-6, we evaluated whether the put option arrangements create variability (and are therefore not variable interests) or absorb variability (and are therefore variable interests), and concluded that, because of the entity’s design to create and pass along risk, these put option arrangements create variability to the beneficial interest holders and are therefore not considered variable interests.

We do not hold any of the beneficial interests in the trusts, and our only ongoing involvement in the trusts relates to the put option and the put premium (i.e. basis swap). The terms of the basis swap require us to pay any excess of interest payable to the beneficial interest holder over interest received from invested eligible assets. This basis swap mitigates some interest rate risk associated with the beneficial interests. This component of the option, however, is not a significant part of the overall design of the transaction to create variability. In addition, we validated that there is a high correlation between the LIBOR-based auction rate on the notes and interest yield on the commercial paper assets of the trusts. The high correlation of these rates results in a de minimis expected value of the basis swap compared to the overall risk of principal assumed by the beneficial interest holders via RASI’s credit risk, as discussed above. The overall purpose of the derivative instrument, viewed as one contract, was not to absorb variability, but to transfer risk.

Based on the guidance provided in FSP FIN 46(R)-6, we concluded we are not the primary beneficiary and thus are not required to consolidate the trusts. Paragraph 15 of FSP FIN 46(R)-6 states:

“A qualitative analysis of the design of the entity, as performed in accordance with the guidance in this FSP and as discussed in Interpretation 46(R), will often be conclusive in determining the variability to consider in applying Interpretation 46(R), determining which interests are variable interests, and ultimately determining which variable interest holder, if any, is the primary beneficiary.”

Based on our analysis, it can be determined qualitatively that the entities were designed to create and pass along risk to the debt holders, who are the entities’ variable interest holders, and that neither Radian nor any of its affiliates hold variable interests.

As a result of this analysis, we will modify our disclosures prospectively to remove the reference that the trusts associated with our CPS structure are “qualifying” special purpose entities. Rather, we will disclose these entities as significant variable interest entities which are evaluated under FIN 46(R). Since we are not considered to be the primary beneficiary of these trusts under the FIN 46(R) framework, we would not consolidate these entities and, therefore, there is no impact to our consolidated balance sheets, statements of operations, statements of changes in common stockholders’ equity or statements of cash flows, and we believe that this change in disclosure would not be considered material.

6.

We understand that the premium amount determined according to the formula described in your response requires a series of cash payments and the put contract appears to require physical settlement with shares when the put is exercised. Please elaborate on why the payment of the premium results in net cash settlement of the put contract. In your response, please also provide your analysis of the SFAS 133, paragraph 6c net-settlement requirement for the put option in its entirety. Additionally, please describe in fuller detail why you believe the contract would fail the paragraph 11(a) scope exception in SFAS 133, considering the interpretive guidance in EITF 00-19 and EITF 07-5.

Response: Although we considered the guidance under FAS 133 “Accounting for Derivative Instruments and Hedging Activities” (as amended) (“FAS 133”) in determining the accounting treatment for our put options on CPS, we concluded that it is not a derivative under FAS 133. As provided in the terms of our put option agreements, the put contract in its entirety does not meet the net settlement condition as provided for in paragraph 6(c) of FAS 133.

In exploring the available accounting literature for evaluating the accounting treatment of the put option agreements, as noted in our prior response to comment eight, we considered the guidance in EITF 00–19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). Although the accounting literature in EITF 00-19 may not provide guidance on this specific type of structure, we believe it is the best available accounting guidance to apply since, although the put option is not solely indexed to RASI’s stock, the purpose of the put option is primarily related to the stock. In evaluating whether these instruments are “indexed to an entity’s own stock” we considered the guidance provided in EITF 01-6 “The Meaning of ‘Indexed to a Company’s Own Stock’” (“EITF 01-6”) and concluded that, due to the basis swap, these instruments are not solely indexed to our stock. Although it is arguable that EITF 00-19 is not applicable, absent other authoritative guidance and since the put option is primarily related to our subsidiary’s stock, we believe that EITF 00-19 provides the best model for accounting for this transaction.

Based on this analysis, we concluded that the put option agreements should not be classified as equity instruments, but as assets that should be recorded at fair value in accordance with the model provided for in EITF 00-19, and that the accounting treatment at the subsidiary level should be carried forward within our consolidated results. Although the effects of the intercompany put options between RASI and Radian Asset Assurance (“RAA”) are eliminated in consolidation, we believe that it is most appropriate to include within our consolidated results the effects on RASI’s financial statements of the put options between RASI, a wholly-owned subsidiary of Radian Group Inc., and the trusts.

Due to the fact that these transactions would not qualify as equity instruments under EITF 00-19, they would not meet the scope exception under paragraph 11(a) of FAS 133. However, our conclusion is that they should not be accounted for as a derivative under FAS 133 because they do not meet the net settlement criteria.

EITF 01-6 was superseded by EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”), which became effective January 1, 2009. Our conclusion that these instruments are not indexed solely to our stock did not change as a result of considering the interpretive guidance in EITF 07-5. As a result, our initial conclusion that EITF 00-19 is the best available guidance and therefore should be applied in accounting for our put option agreements did not change. As previously indicated, if an instrument does not qualify as equity under EITF 00-19, such guidance requires it be measured at fair value, with changes in fair value reported in current results of operations.

7.	In your response to comment eight, you state that the terms of the perpetual put option agreements allow Radian Asset Assurance to call the preferred securities issued to RASI. Please propose revisions to the disclosure that you provided on page 215 that discloses the terms of your call option and discusses your accounting treatment for these call options.

Response: The terms of the perpetual preferred securities provides us with the right to call the preferred securities if issued by RAA to RASI and by RASI to the trusts, as a result of the put options being exercised. Since we have not exercised the put options to date, there is no preferred stock issued which we could call. Therefore, as there are no accounting implications for the call options until the put is exercised, we have not disclosed the accounting treatment of this potential future transaction as we do not believe that is relevant to a reader of the financial statements at this time. We will include disclosure of the accounting implications of the call options, if material, in the event we exercise our put options.

We will, however, clarify the terms of the perpetual put option and propose including the following disclosures in our future Form 10-Q and Form 10-K filings:

Our put options are perpetual in nature, allowing us to put or call our preferred stock solely at our discretion and call our preferred stock subsequent to its issuance. Specifically, there is no limit to the number of times that RAA (and, correspondingly, RASI) may put its preferred stock to RASI (and, correspondingly, from the custodial trusts), fully redeem its preferred stock from RASI (and, correspondingly, from the custodial trusts), and put it back to RASI (and, correspondingly, the custodial trusts).

****

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the responses to your comments or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer
Radian Group Inc.